August 31, 2022

VIA EDGAR SUBMISSION

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	T-REX Acquisition Corp. (the “Company”) Registration Statement on Form S-1/A File No. 333-266766

Dear Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 31, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement to September 2, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date to September 2, 2022.

If you have any questions regarding this request, please contact our outside counsel, James S. Burrell, II of Burrell Law, P.C., at (347) 620-6398 (or at james@burrell-law.com).

T-REX ACQUISITION CORP.

August 31, 2022	By:	/s/ Frank Horkey
Frank Horkey
President, Director
Chief Financial Officer, Secretary Treasurer (Principal Financial and Accounting Officer)